FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  28 July 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                  International Power completes acquisition of
                  1,200 MW Saltend Power Plant, Hull, England


(London - 28 July 2005) Further to our announcement on 31 May 2005, International Power has today successfully completed the acquisition of the 1,200 MW CCGT Saltend Power Plant in Hull, England in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Saltend was acquired from Calpine Corporation for a total consideration of GBP500 million, and is expected to be earnings enhancing in the first full year of ownership and immediately cash generative.


As previously disclosed, the total consideration includes the valuation of the plant and the associated gas and power contracts, and the acquisition will be funded by a mix of debt and equity in a 55:45 ratio.


For further information please contact:

Investor Relations:
Aarti Singhal
Tel: 020 7320 8681


Media Relations:
Sara Richardson
Tel: 020 7320 8619


Notes to Editors:


Saltend is a modern 1,200 MW combined cycle cogeneration plant located adjacent to BP Chemicals Limited's petrochemical plant near Hull, England. Approximately 7% of the plant's generating capacity and all of the plant's steam output is contracted to BP Chemicals Limited under separate sales agreements which expire in 2015. The balance of the plant's electricity generation is sold into the UK power market. Natural gas for the plant is supplied by BP Gas Marketing Limited under a supply contract that also expires in 2015.


In the year to 31 December 2004, Saltend generated profit before tax of GBP16 million on net assets of GBP112 million under UK GAAP.


To view related announcements please visit:
www.ipplc.com/ipplc/media/newsreleases/2005/


International Power plc is a leading independent electricity generating company with 16,363 MW (net) in operation and 1,708 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


Company website: www.ipplc.com





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary